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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(c) AND AMENDMENTS FILED PURSUANT TO 13d-2(b)

                            MAXWELL SHOE COMPANY INC.
                            -------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    577766108
                                    ---------
                                 (CUSIP Number)

                                January 19, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


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                                  SCHEDULE 13G


CUSIP NO. 577766108

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Falcon Fund, Ltd.
         75-2345424

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

               NUMBER OF         5.   SOLE VOTING POWER                None
                SHARES
             BENEFICIALLY        6.   SHARED VOTING POWER            500,000
               OWNED BY
                 EACH            7.   SOLE DISPOSITIVE POWER           None
               REPORTING
                PERSON           8.   SHARED DISPOSITIVE POWER       500,000
                 WITH

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         500,000

10.      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7%

12.      TYPE OF REPORTING PERSON           PN


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                                  SCHEDULE 13G


CUSIP NO. 577766108

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Falcon Fund Management, Ltd.
         75-2767909

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

               NUMBER OF         5.   SOLE VOTING POWER                None
                SHARES
             BENEFICIALLY        6.   SHARED VOTING POWER            500,000 (1)
               OWNED BY
                 EACH            7.   SOLE DISPOSITIVE POWER           None
               REPORTING
                PERSON           8.   SHARED DISPOSITIVE POWER       500,000 (1)
                 WITH

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         500,000 (1)

10.      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7%

12.      TYPE OF REPORTING PERSON           PN

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(1)      Falcon Fund Management, Ltd., as General Partner of Falcon Fund, Ltd.,
         has voting and dispositive power with respect to the aggregate shares of Common Stock held by Falcon Fund, Ltd.


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                                  SCHEDULE 13G


CUSIP NO. 577766108

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         FFM GP, Inc.
         45-2767908

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas

               NUMBER OF         5.   SOLE VOTING POWER                None
                SHARES
             BENEFICIALLY        6.   SHARED VOTING POWER            500,000 (1)
               OWNED BY
                 EACH            7.   SOLE DISPOSITIVE POWER           None
               REPORTING
                PERSON           8.   SHARED DISPOSITIVE POWER       500,000 (1)
                 WITH

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         500,000 (1)

10.      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7%

12.      TYPE OF REPORTING PERSON           CO

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(1)      FFM GP, Inc. as General Partner of Falcon Fund Management, Ltd., has
         voting and dispositive power with respect to the aggregate shares of Common Stock held by Falcon Fund, Ltd.


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                                                    SCHEDULE 13G

ITEM 1(a).        NAME OF ISSUER:

                  Maxwell Shoe Company Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  101 Sprauge Street
                  P.O. Box 37
                  Boston, MA 02137

ITEM 2(a).        NAME OF PERSON FILING:

                  Falcon Fund, Ltd.,               Falcon Fund Management, Ltd.,
                  a Texas limited partnership      a Texas limited partnership

                  FFM GP, Inc.
                  a Texas corporation

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  8235 Douglas Avenue, Suite 420, Dallas, Texas 75225

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, $0.01 Par Value Per Share

ITEM 2(e).        CUSIP NUMBER:

                  577766108

ITEM 3.
                  If this statement if filed pursuant to Rule 13d-1(c) or 13d-2(b) or (c), check whether the person filing is a:

                  (a) through (j) are not applicable

                  If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

ITEM 4.           OWNERSHIP

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount beneficially owned:

                           500,000 shares

                  (b)      Percent of Class:

                           5.7%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    None.
                           (ii)     Shared power to vote or to direct the vote:
                                    500,000
                           (iii) Sole power to dispose or to direct the disposition of: None
                           (iv) Shared power to dispose or to direct the disposition of: 500,000

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  FFM GP, Inc., as General Partner of Falcon Fund Management, Ltd., as General Partner of Falcon Fund, Ltd., has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Falcon Fund, Ltd. reported herein in the manner prescribed by the partnership agreement of Falcon Fund, Ltd.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

                  The following is filed as an exhibit to this Statement on
Schedule 13G:

                  Exhibit A         Agreement to File Statement

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Falcon Fund, Ltd.

                                       By:   Falcon Fund Management, Ltd.,
                                             its General Partner

                                          By:  FFM GP, Inc., its general
                                               partner


                                            By:   /s/  G.  Houston Hall
                                                -------------------------------
                                                  G. Houston Hall, President

                                       Falcon Fund Management, Ltd.

                                          By:  FFM GP, Inc., its general partner


                                            By:   /s/  G.  Houston Hall
                                                -------------------------------
                                                  G. Houston Hall, President

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                                       FFM GP, Inc.


                                       By:   /s/  G.  Houston Hall
                                           -------------------------------
                                             G. Houston Hall, President

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                           Agreement to File Statement


         The undersigned hereby agree to file Schedule 13G on behalf of each of them relating to purchases of the common stock of Maxwell Shoe Company Inc. by Falcon Fund, Ltd.

                                       Falcon Fund, Ltd.

                                       By:   Falcon Fund Management, Ltd.,
                                             its General Partner

                                          By:  FFM GP, Inc., its general
                                               partner


                                            By:   /s/  G.  Houston Hall
                                                -------------------------------
                                                  G. Houston Hall, President

                                       Falcon Fund Management, Ltd.

                                          By:  FFM GP, Inc., its general partner


                                            By:   /s/  G.  Houston Hall
                                                -------------------------------
                                                  G. Houston Hall, President

                                       FFM GP, Inc.


                                       By:   /s/  G.  Houston Hall
                                           -------------------------------
                                             G. Houston Hall, President